

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 9, 2023

Marshall Kiev
Co-Chief Executive Officer
Forum Merger IV Corp
1615 South Congress Avenue, Suite 103
Delray Beach, Florida 33445

> **Re: Forum Merger IV Corp**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed January 31, 2023**
> **File No. 001-40230**

Dear Marshall Kiev:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Elliott Smith